The Dreyfus Socially Responsible Growth Fund, Inc.
Statement of Investments
September 30, 2005 (Unaudited)

Common Stock--98.8%	Shares		Value ($)
Capital Goods--7.0%			
Danaher	231,500	a	12,461,645
Emerson Electric	121,100		8,694,980
Rockwell Automation	53,100		2,808,990
Tyco International	230,800		6,427,780
			30,393,395
Construction/Housing--1.0%			
3M	57,700		**4,232,872**
Consumer Non-Durables--9.2%			
Chico's FAS	249,800	b	9,192,640
PepsiCo	245,100		13,899,621
Procter & Gamble	290,200		17,255,292
			40,347,553
Consumer Services--11.4%			
Advance Auto Parts	220,200	b	8,517,336
CVS	363,700		10,550,937
Home Depot	232,500		8,867,550
News, Cl. B	390,000	a	6,435,000
Target	162,300		8,428,239
Walt Disney	297,100		7,169,023
			49,968,085
Electronic Components--4.7%			
Altera	275,600	b	5,266,716
Cognos	112,800	b	4,391,304
EMC	839,000	b	10,856,660
			20,514,680
Energy--4.2%			
Anadarko Petroleum	113,900		10,905,925
Weatherford International	107,400	a,b	7,374,084
			18,280,009
Financial Services--9.0%			
American Express	134,800		7,742,912
Capital One Financial	85,000		6,759,200
Goldman Sachs Group	77,300		9,398,134
JPMorgan Chase & Co.	170,100		5,771,493
Radian Group	180,000		9,558,000
			39,229,739
Health Care--20.6%			
Alcon	91,300		11,675,444
Amgen	63,700	a,b	5,074,979
Fisher Scientific International	187,500	a,b	11,634,375
Genentech	67,000	b	5,642,070
Genzyme	188,800	b	13,525,632
Johnson & Johnson	360,000		22,780,800
Novartis, ADR	154,600		7,884,600
WellPoint	154,600	b	11,721,772
			89,939,672

Hotels, Resorts & Cruise Lines--2.3%			
Marriott International, Cl. A	161,500		**10,174,500**
Information Technology--3.6%			
Microsoft	610,700		**15,713,311**
Materials--1.9%			
Air Products & Chemicals	149,400	[a]	**8,237,916**
Merchandising--3.2%			
Coach	283,900	[b]	8,903,104
Estee Lauder Cos., Cl. A	151,200		5,266,296
			14,169,400
Technology--18.5%			
Cisco Systems	505,700	[b]	9,067,201
Cognizant Technology Solutions, Cl. A	96,400	[b]	4,491,276
Dell	391,600	[b]	13,392,720
International Business Machines	93,000		7,460,460
Microchip Technology	100,500		3,027,060
Motorola	491,700		10,861,653
National Semiconductor	224,000		5,891,200
QUALCOMM	115,900		5,186,525
Texas Instruments	295,500	[a]	10,017,450
VeriSign	157,000	[b]	3,355,090
Yahoo!	234,500	[b]	7,935,480
			80,686,115
Transportation--2.2%			
Burlington Northern Santa Fe	161,800		**9,675,640**
Total Common Stocks			
(cost $379,342,362)			**431,562,887**

Short-Term Investments--1.1%	Principal Amount ($)		Value ($)
Certificates of Deposit--.0%			
Self Help Credit Union,			
3.81%, 12/13/2005	100,000		**100,000**
U.S. Treasury Bills--1.1%			
3.20%, 10/6/2005	2,736,000		2,735,371
3.25%, 11/17/2005	1,847,000		1,839,501
			4,574,872
Total Short-Term Investments			
(cost $4,673,943)			**4,674,872**

Investment Of Cash Collateral for Securities Loaned--2.1%	Shares		Value ($)
Registered Investment Company:			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $9,201,362)	9,201,362	[c]	**9,201,362**
Total Investments (cost $393,217,667)	**102.0%**		**445,439,121**
Liabilities, Less Cash and Receivables	**(2.0%)**		**(8,564,426)**
Net Assets	**100.0%**		**436,874,695**

ADR- American Depository Receipts.

[a] *A portion of these securities are on loan. At September 30, 2005, the total market value of the fund's securities on loan is $8,985,421 and the total market value of the collateral held by the fund is $9,201,362.*

[b] *Non-income producing.*

[c] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.